UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 22, 2021, the Board of Directors (the “Board”) of Roan Holdings Group Co, Ltd. (the “Registrant”) unanimously passed a resolution to amend the Registrant’s Memorandum and Articles of Association (the “Amended M&A”) to amend the definition of “Class B Conversion Date” of Class B preferred shares, on which the Class B preferred shares of the Registrant shall automatically convert into ordinary shares of the Registrant. Under the Amended M&A, the “Class B Conversion Date” has been extended from two years after the date on which the Class B Preferred Shares were issued to thirty months after such issuance date.

The Registrant has filed the Amended M&A with the BVI Registry of Corporate Affairs effective December 22, 2021. A copy of the Amended M&A is attached hereto as Exhibit 3.1.

Exhibit Index

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: December 23, 2021	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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